January 19, 2010

VIA EDGAR

Ms. Cicely LaMothe
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:  Gramercy Capital Corp. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”)
Form 10-Q for the Fiscal Quarters Ended March 31, 2009, June 30, 2009, and September 30, 2009
Definitive Proxy Statement on Schedule 14a Filed April 30, 2009
File No. 001-32248

Dear Ms. LaMothe:

We are transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities Exchange Commission (the “Commission”) contained in your letter to Mr. Jon W. Clark of the Company, dated December 30, 2009 (the “December 30th Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the December 30th Letter, and is followed by the corresponding response of the Company.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 103

1.
We note your disclosure on page 3 regarding the upcoming maturation of over 60% of your debt obligations. We also note your disclosure throughout the Form 10-K regarding the disruptions in the credit markets and unavailability of financing and your disclosure regarding increases in vacancy rates, loan/lease defaults and other factors affecting your collectability of rent payments. Please explain to us in greater detail the impact on your business if you are unable to renew, extend or refinance your borrowings at anticipated levels in order to satisfy your contractual obligations or liquidity requirements and discuss alternatives for satisfying your capital needs and commitments. Please provide similar disclosure in future filings.

Securities and Exchange Commission
January 19, 2010

Response:   In response to the Staff's comment, the Company advises the Staff that the disclosure on page 3 of the Form 10-K discussing approximately $1.3 billion, or 60.8%, of the Company’s loans which have maturity dates in 2009 is in reference to the Company’s loan investments (as lender), not its debt obligations (as borrower). The Company disclosed the impact on its business if it was unable to renew, extend or refinance its borrowing arrangements in the following sections of the Form 10-K:

Part I, Item 1A:  Risk Factors, page 25:

We utilize a significant amount of debt to finance our portfolios of debt investments and real estate investments, which may subject us to an increased risk of loss, adversely affecting the return on our investments and reducing cash available for distribution.

. . . . . .. we may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations. Under our repurchase agreements, our lenders may take title to our assets and may have an ability to liquidate our assets through an expedited process. Additionally, our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness depends on our future performance, which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control. In particular, the current credit crisis, which began in earnest in mid-2007 and spread throughout the global economy in 2008, has materially impacted our business. The credit crisis has, among other things, increased our costs of funds, eliminated our access to the unsecured debt markets and adversely affected our results of operations. . .

Part I, Item 1A:  Risk Factors, page 37:

We may not be able to access financing sources on favorable terms, or at all, which could adversely affect our ability to execute our business plan and our ability to distribute dividends.

We finance our assets over the long-term through a variety of means, including repurchase agreements, secured and unsecured credit facilities, CDOs, other structured financings and junior subordinated debentures. We have also financed our investments in the past through the issuance of trust preferred securities. Our ability to execute this strategy depends on various conditions in the markets for financing in this manner which are beyond our control, including lack of liquidity and wider credit spreads. We cannot be certain that these markets, especially the structured finance markets, will provide an efficient source of long-term financing for our assets. Our ability to finance through CDOs is subject to a level of investor demand which has almost entirely been curtailed in the second half of 2007, 2008 and in 2009 to date. If our strategy is not viable, we will have to attempt to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase facilities, if available, may not accommodate long-term financing. This could subject us to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, to service our debt thereby reducing cash available for distribution to our stockholders, funds available for operations as well as for future business opportunities.

Securities and Exchange Commission
January 19, 2010

Part II, Item 7:  Management Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 85:

. . . . . Due to continued market turbulence, we do not anticipate having the ability in the near term to access new equity or debt capital through new warehouse lines, CDO issuances, term or credit facilities or trust preferred issuances, although we continue to explore capital raising options. In the event we are not able to successfully secure financing, we will rely on cash at hand, cash flows from operations, principal and lease payments on our investments and proceeds from asset and loan sales to satisfy our liquidity requirements. If we (i) are unable to renew, replace or expand our sources of financing, (ii) are unable to execute asset and loan sales in a timely manner or to receive anticipated proceeds from them or (iii) fully utilize available cash, it may have an adverse effect on our business, results of operations and ability to make distributions to our stockholders.

Our current and future borrowings may require us, among other restrictive covenants to keep uninvested cash on hand to maintain a certain portion of our assets free from liens and to secure such borrowings without assets. These conditions could limit our ability to do further borrowings. Additionally, we have several restrictive covenants in our KeyBank credit facility, Goldman repurchase facility, Wachovia term loan and credit facility and JP Morgan repurchase facility. While we were in compliance with all such covenants as of December 31, 2008, our compliance margin was thin and relatively small declines in our performance and credit metrics could cause us to fall out of compliance in the future. If we are unable to make required payments under such borrowings, breach any representation or warranty in the loan documents or violate any covenant contained in a loan document (including those described above), our lenders may accelerate the maturity of our debt or require us to pledge more collateral. If we are unable to retire our borrowings in such a situation (which would be likely),  (i) we may need to prematurely sell the assets securing such debt, (ii) the lenders could accelerate the debt and foreclose on our assets that pledged as collateral to such lenders, (iii) such lenders could force us into bankruptcy, (iv) such lenders could force us to take other actions to protect the value of their collateral and/or  (v) our other debt financings could become immediately due and payable. Any such event would have a material adverse effect on our liquidity, the value of our common stock, our ability to make distributions to our stockholders and our ability to continue as a going concern. We have hired Goldman Sachs & Co. and Barclays Capital as financial advisors to assist us in restructuring the terms of several of our debt facilities.

In future filings, the Company will update its disclosures for the impact on its business should it be unable to renew, extend or refinance its borrowings.

Securities and Exchange Commission
January 19, 2010

Financial Statements and Notes

Consolidated Statements of Income, page 134

2.
We note that you record income from your investments within revenue. Please clarify your basis for including the provision for loan losses below net operating income. Similarly, advise how your consideration of Article 9 and SAB Topic 11.K. impacts your classification of interest expense as it relates to your investment portfolio below net operating income.

Response:  In response to the Staff's comment, the Company advises the Staff that it has given consideration to the guidance of Article 9 of Regulation S-X, in particular the presentation of the statement of operations including net interest margin. However, the Company believes that the rule was designed for more traditional banking or savings and loan companies and that the Company’s current presentation is more reflective of how management views the Company's business operations as a diversified real estate investment trust (“REIT”). Approximately 51% and 54% of the Company’s assets were comprised of direct ownership interests in commercial property at December 31, 2008 and September 30, 2009, respectively. The Company prepares its Statement of Operations in accordance with Regulation S-X Rule 5-03 and records the provision for loan loss as part of other expenses, consistent with the treatment of bad debt expense as noted in Regulation S-X Rule 5-03.

The Company has also considered the guidance of Industry Guide 3 with regards to the disclosures of the Company’s interest-earning assets and interest-bearing liabilities. The Company believes that it has adequate disclosures concerning asset balances, yields and costs of debt. In addition, the Company believes that the detailed quantitative “as of” balance information provided regarding the Company’s portfolio and debt in several sections included in the Form 10-K under “Business ― Structured Finance Investments,” “Notes to the Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations ― Results of Operations” for all periods presented offers a better basis for aiding the readers of the financial statements in understanding the trends during the period and developing expectations for future performance.

3.
We note that you have included dividends per share on the face of your Statements of Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5 (or paragraph 37 of SFAS 128).

Response:  In response to the Staff's comment, the Company notes that FASB ASC 260-10-45-5 (formerly paragraph 37 of SFAS 128) states “Per-share amounts not required to be presented by this Statement that an entity chooses to disclose shall be computed in accordance with this Statement and disclosed only in the notes to the financial statements; it shall be noted whether the per-share amounts are pretax or net of tax.” The Company believes this paragraph is in reference to non-GAAP measures, not dividends declared per share, as a figure such as dividends declared per share cannot be calculated in the fashion prescribed by the statement. Additionally, Regulation S-X Rule 10-01(b)(2) states “If appropriate, the income statement shall show earnings per share and dividends declared per share applicable to common stock.” The Company believes that as a REIT, the dividends declared per share is an important consideration for investors in its common stock and that it is appropriate for presentation on the income statement. The Company also notes various diversified REITs and specialty finance REITs, representing a significant portion of the Company’s peer group, also present the dividends declared per common share on the face of their income statement in their Form 10-K and Form 10-Q filings. Additionally, the Company advises the Staff that its dividend disclosure was made in Part II, Item 5, page 76 of the Form 10-K.

Securities and Exchange Commission
January 19, 2010

Note 3 – Loans and Other Lending Investments, page 161

4.
Tell us whether your loans consist of loans that have a greater risk of non-collection than other loans, such as junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, loans with initial teaser rate, etc. To the extent your portfolio does consist of higher risk loans, please consider disclosing the following:

•	the carrying value of your higher-risk loans by loan type, for example, junior lien mortgages, and, to the extent feasible, allowance data for these loans;
•
current loan-to-value ratios by higher–risk loan type, further segregated by geographic location to the extent the loans are concentrated in any areas. Disclose how you calculated the ratios and identify the source of the underlying data you used;

•	the amount and percentage of refinanced or modified loans by higher–risk loan type;
•	asset quality information and measurements, such as delinquency statistics and charge-off ratios by higher–risk loan type; and
•
your policy for placing loans on non-accrual status when a loan’s terms allow for a minimum monthly payment that is less than interest accrued on the loan. Discuss how this policy impacts your non-performing loan statistics.

Response:  In response to the Staff's comment, the Company advises the Staff that on page 10 of the Form 10-K and on page 161 of the  Form 10-K in Footnote 3 to the financial statements, the Company disclosed the aggregate carrying values of its loans and other lending investments by product type, in a tabular format. The Company updates this chart on a quarterly basis and provides disclosure in each Form 10-Q. Read in conjunction with the descriptions of the loan products targeted by the Company and described in Part I of the Form 10-K, beginning on page 8, it is the Company’s opinion that the tabular format details the carrying value associated with its lending investments and highlights subordinate positions which may be higher risk than a first mortgage lien. The Company also described the risks associated with specific types of loan investments, beginning on page 45 of the Form 10-K. However, it is important to note that the majority of the Company’s loan investments are first mortgage liens. At December 31, 2008, first mortgages comprise over 64% of the Company’s loan investments. On page 163 of the Form 10-K, the Company included, in tabular format, additional summary geographic diversification and collateral property type disclosures. Included in footnotes to the collateral property type chart are footnotes that individually describe selected material high risk loans. The Company’s loans and other lending investments are limited to commercial real estate finance.

Securities and Exchange Commission
January 19, 2010

In future filings, the Company will evaluate the disclosures of its loan investments and will review for inclusion, allowance data by product type and asset quality information such as weighted average last dollar loan-to-value, including the basis for the calculation. The Company notes that its peer group has not provided specific loan-to-value ratios for commercial mortgage loans in the Footnotes to their Form 10-K filings. A small number of the Company’s peer group have provided weighted average loan-to-value ratios in Part I of their Form 10-K filings. The Company will also provide additional disclosures relating to placing loans on non-accrual status when the loans’ terms allow for an interest payment that is less than the interest accrued.

5.
We note that you have experienced a significant increase in charge-offs at and subsequent to year-end. Please consider enhancing your disclosure surrounding how the trend of increasing charge-offs has impacted or is expected to impact the allowance. For example, consider disclosing:

•	the triggering events or other circumstance that impact the timing of when an allowance is established and
•	how the increasing level of charge-offs is factored in the determination of the difference components of the allowance.

Response:  In response to the Staff's comment, the Company advises the Staff that it records a charge-off when the loss has been realized or when all collection efforts have ceased. Disclosures of policies related to the reserves for possible loan losses were made in Footnote 2 to the financial statements, beginning on page 151 of the Form 10-K.

In future filings, the Company will re-evaluate these disclosures and enhance disclosures of the methodologies used in the evaluation and timing of the establishment of an allowance as well as the Company’s policies with respect to the realization of a charge-off.

6.
You disclose on page 166 that you use a cash flow model to estimate future cash flows on underlying mortgages when assessing credit impairment for mortgage-backed securities. Please tell us and revise future filings to address the following:

•
Please describe in greater detail how you determined that you will receive all principal and interest payments for your held-to-maturity mortgage-backed securities that are not investment grade and have been in an unrealized loss position for greater than 12 months as of December 31, 2008.

•	Please discuss the assumptions regarding your estimated cash flows, and tell us whether these securities have incurred any credit impairments.

Response:  In response to the Staff's comment, the Company advises the Staff that as of December 31, 2008, the vast majority of the Company’s investments in commercial mortgage-backed securities ("CMBS") were investment grade. The carrying value of the Company’s below investment grade CMBS investments as of December 31, 2008 totaled approximately $28 million and represented approximately 3% of the Company’s total CMBS investments and 0.4% of the Company’s total assets. The Company performs an analysis of each below investment grade security’s expected cash flows as part of its quarterly surveillance process. The Company reviews underlying delinquencies, underlying downgrades, loans on the watch list and original loan projections. As part of this review, the Company also utilizes various research providers, such as Realpoint, an independent research firm that reviews CMBS pools to develop a credit view and projection of losses. As of December 31, 2008, the below investment grade CMBS investments held by the Company did not experience any credit impairments and cash flow projections generated from an independent web-based service, demonstrated that principal and interest will be paid according to the contractual terms of each investment.

Securities and Exchange Commission
January 19, 2010

In future filings, the Company will include detail of assumptions regarding estimated cash flows and the determination of how the Company expects it will receive contractual payments due for below investment grade securities that are not impaired.

7.
Please tell us and revise to disclose the underwriting policies for the major types of loans that  you originate (e.g. requirements for loan-to-value ratios, collateral requirements, etc.) and whether there have been any changes in those policies during the periods presented.

Response:  In response to the Staff's comment, the Company advises the Staff that debt service coverage ratios, loan-to-value ratios and property and financial operating performance are key factors that are considered in the credit decision. However, there are many factors involved in underwriting commercial loans and each loan investment is unique. Other factors such as the nature of the collateral or existence of additional collateral, borrower experience, financial strength and reputation also play a role in the credit decision. The Company’s underwriting criteria for loan investments is disclosed in Part I of the Form 10-K, beginning on page 15. In addition, on page 8 of the Form 10-K, the Company has disclosed its targeted commercial real estate finance investments and the following at origination loan-to-value ratios for subordinate investments:

Target Finance Investment	At Origination Loan-to-Value

Subordinate Interest in Whole Loans	65% - 85%
Mezzanine Loans	65% - 90%
Preferred Equity	85% to more than 90%

There have been no significant changes to the loan-to-value ratios described above. Additionally, during 2008 and to date in 2009, the global capital markets continued to experience tremendous volatility and a wide-ranging lack of liquidity. The impact of the global credit crisis on the Company’s sector has been acute. The Company has responded to these difficult conditions by significantly decreasing investment activity when it observed deteriorating market conditions and is currently primarily focused on managing its existing portfolio credit. The Company’s origination volume in 2009 has declined approximately 84% from 2008 to approximately $52 million for the nine months ended September 30, 2009. Accordingly, the Company’s underwriting polices and their potential impact on the Company have become less significant.

In future filings, the Company will re-evaluate disclosures of its underwriting policies for the major types of loans.

Securities and Exchange Commission
January 19, 2010

Exhibits

8.
We note that exhibits 10.67, 10.68, 10.69, 10.70, 10.71, 10.72, 10.73, and 10.74 only list and do not include the exhibits and schedules listed in the table of contents for each respective agreement. Because Item 601(b)(10) does not permit the omission of the information that is attached to a material contract, please file the complete agreement  in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report.

Response:  In response to the Staff's comment, the Company advises the Staff that it will file the complete exhibits 10.67, 10.68, 10.69, 10.70, 10.71, 10.72, 10.73 and 10.74 as exhibits to the Company's Form 10-K for the year ended December 31, 2009.

Form 10-Q for the quarter ended March 31, 2009

Exhibit 32.2

9.
Reference is also being made to your Exhibit 32.2 filed within your Form 10-Q for the quarter ended June 30, 2009. We note that your 906 certification refers to the wrong report. Specifically it makes reference to the 10-K as opposed to the respective 10-Q. Please file a full amendment (including new 302 certifications) of your Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 to reflect the revised 906 certifications.

Response:  In response to the Staff's comment, Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 have been filed with the Commission to reflect the revised Section 906 certification in Exhibit 32.2.

Form 10-Q for the quarter ended September30, 2009

Note 4 – Property Acquisitions

10.
Please tell us how the purchase price is being allocated to specific identifiable tangible and intangible assets acquired and liabilities assumed in relation to the American Financial acquisition. Given that the purchase price allocation should have been finalized within one year from the date of acquisition, explain to us why you have not yet disclosed the purchase price allocation in subsequent filings.

Response:   In response to the Staff’s comment, the Company advises the Staff that it has allocated the purchase price to the identifiable tangible and intangible assets and liabilities based the purchase method of accounting for business combinations, as described in the “Real Estate and CTL Investments” and the “Intangible Asset” sections of Footnote 2 of the Form 10-K and of the Form 10-Q for the fiscal quarter ended March 31, 2009. First, the Company allocated purchase price to assets and liabilities assumed. Second, the Company allocated purchase price to tangible and intangible assets and liabilities based on the purchase method of accounting for business combinations (as is described in the aforementioned section of Footnote 2).

Securities and Exchange Commission
January 19, 2010

The final purchase price allocation for the acquisition of American Financial Realty Trust (“American Financial”) is as follows (dollars in thousands):

Real estate investments, at cost:
Land	$832,982
Buildings and improvements	2,613,912

3,446,894

Intangibles and other assets:
In-place leases	451,260
Above-market lease assets	119,354
Other assets	447,887

Total assets	4,465,395

Leasehold interests	23,233
Below-market lease assets	901,126
Mortgage notes assumed, at fair value	2,525,747
Other liabilities	132,761
Non-controlling interest	2,328

Total liabilities and non-controlling interest	3,585,195

Net investment (including $75,000 of intercomany debt)	$880,200

The Company did not disclose the purchase price allocation in its periodic reports in 2009 because it did not make any material changes to the purchase price allocation during 2009. In the Form 10-K for the year ended December 31, 2009, the Company will disclose in the footnotes, the final purchase price allocation of the American Financial acquisition, as noted above.

Definitive Proxy Statement on Schedule 14a Filed on April 30, 2009

Compensation Discussion and Analysis

Objectives of Our Compensation Program

Setting Executive Compensation, page 21

11.
We note that the compensation committee examines relevant market data concerning your peer group.  Please identify the Companies that comprise your peer group, as well as the compensation components benchmarked, and disclose how the actual compensation awarded compares to that of your peer group. Please provide this disclosure in future filings and tell us how you intend to comply.

Securities and Exchange Commission
January 19, 2010

Response:   In response to the Staff's comment, the Company advises the Staff that the Company had previously disclosed in the Definitive Proxy Statement on Schedule 14A filed with the Commission on April 30, 2009 (the "Proxy Statement") that the Company completed the internalization of its management through the direct acquisition of GKK Manager LLC, its former external manager, from SL Green Realty Corp. in April 2009. Prior to the internalization, the Company did not pay, and was not involved in determining, any of its executive officers' cash compensation. The Company also disclosed in the Proxy Statement that the Company's Compensation Committee (the "Committee") has retained The Schonbraun McCann Group, a real estate advisory practice of FTI Consulting, Inc. ("SMG"), to provide it with relevant market data concerning the marketplace, the Company's peer group and other compensation developments. In its capacity as the outside compensation consultant, SMG has prepared, and will continue to prepare, market surveys of compensation programs of other publicly-traded REITs for the Committee.

The Company recognizes that the Staff has indicated in Question 118.05 of the Regulation S-K Compliance and Disclosure (the "Disclosure Interpretation") that the term "benchmarking" in Item 402(b)(2)(xiv) of Regulation S-K refers to "using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision." Prior to the internalization, the Committee did not set the Company's executive officers' compensation by reference to any specific benchmark for comparable positions at an identified peer group of companies. The Committee considered the information about the compensation programs of other publicly-traded REITs prepared by SMG as an informal "market check" of compensation practices. The Committee's focus in reviewing information about other publicly-traded REITs is to determine whether compensation decisions that the Committee makes, in its discretion and in accordance with the Company's compensation policies and practices, would be consistent with the market.

In future filings, consistent with the Disclosure Interpretation, the Company will expand its disclosure to describe with more specificity how the Committee utilizes information about other publicly-traded REITs when determining compensation for the Company's executive officers. In addition, to the extent the Committee has access to the names of, and considers the compensation programs of, any particular companies included by SMG as part of its peer group market survey, the Company will identify those companies in its future filings.

Measuring 2008 Performance, page 23

12.
Please provide a more detailed analysis of how the company determined the actual payouts and grants of the equity-based awards. Please disclose the actual factors considered in making the equity awards and explain how analysis of these factors translated into actual payout amounts. Although we note for your disclosure on page 24 that you did not male any performance-based, year-end equity awards to your named executive officers in 2008, all of your named executive officers did receive equity awards in 2008, and it is unclear from your disclosure how these award amounts were determined. Please provide this disclosure in future filings and tell us how you intend to comply.

Securities and Exchange Commission
January 19, 2010

Response:  In response to the Staff's comment, the Company advises the Staff that the equity awards (including restricted stock, options and LTIP units) granted to Roger M. Cozzi in October 2008 were made in connection with his appointment as Chief Executive Officer of the Company. The equity awards (including restricted stock and LTIP units) granted to Timothy J. O'Connor in November 2008 were made in connection with his appointment as President of the Company. In addition, the equity awards (including restricted stock and options) granted to John B. Roche in April 2008 were made in connection with his appointment as Chief Financial Officer of the Company. The restricted stock awards granted to Robert R. Foley in April 2008 were made in connection with his promotion to Chief Operating Officer when Mr. Roche joined the Company as Chief Financial Officer. The option awards granted to Mr. Roche in October 2008 were made as a result of the Company's effort to retain his services as Chief Financial Officer. All of these equity awards were made by the Company as a result of arms-length negotiations with Messrs. Cozzi, O'Connor, Roche and Foley relating to their respective employment contract, promotion or retention, as applicable. Accordingly, the Company did not make any performance-based, year-end equity awards to its named executive officers in 2008.

In future filings, the Company will clarify the distinction between equity awards granted to named executive officers as a result of arms-length negotiations relating to their employment contracts, promotions or retentions, as applicable, and their performance-based, year-end equity compensation, if any.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	the Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 297-1021 should you require additional information or have any questions.

Very truly yours,

/s/ Jon W. Clark
Jon W. Clark
Chief Financial Officer

Securities and Exchange Commission
January 19, 2010

cc:	Ms. Yolanda Crittendon Mr. Jerard Gibson, Esq. Ms. Angela McHale, Esq. Mr. Robert Hatch Mr. Larry P. Medvinsky, Esq.